Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of InFinT Acquisition Corporation (the “Company”) pursuant to Rule 462(b) under the Securities Act of 1933, of our report dated May 19, 2021, except for Note 3 as to which the date is October 19, 2021 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of InFinT Acquisition Corporation as of April 27, 2021 and for the period from March 8, 2021 (inception) through April 27, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum llp

Hartford, CT

November 18, 2021